Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Amounts in thousands of US Dollars	Note	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Revenue	4	$13,628	$7,998
Cost of goods sold		(4,996)	(3,549)
Gross profit		8,632	4,449
Selling expenses		(5,704)	(2,710)
Administrative expenses		(12,411)	(3,872)
Research and development expenses		(4,219)	(2,587)
Other operating (loss)/income		(105)	100
Operating loss		(13,807)	(4,620)
Financial income		780	772
Financial expenses		(3,991)	(9,683)
Loss before tax		(17,018)	(13,531)
Income tax		2,723	2,413
Net loss for the period (Attributable to shareholders of the Parent)		$(14,295)	$(11,118)
Basic and diluted loss per share	9	$(0.48)	$(0.76)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(20,553)	(15,290)
Other comprehensive income/(loss) for the period, net of tax		(20,553)	(15,290)
Total comprehensive loss for the period, net of tax		$(34,848)	$(26,408)
Total comprehensive loss for the period (Attributable to shareholder of the Parent)		$(34,848)	$(26,408)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of US Dollars	Note	As of March 31, 2021 (Unaudited)	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets		$323,461	$347,387
Property, plant and equipment		5,856	5,774
Right-of-use asset		4,381	4,684
Deferred tax assets		1,066	37
Other long-term receivables		129	133
Total non-current assets		334,893	358,015
Current assets
Inventories		20,962	20,826
Trade receivables		17,890	33,482
Other receivables		3,632	2,856
Prepaid expenses and accrued income		2,075	1,491
Cash at bank and in hand		191,418	8,655
Total current assets		235,977	67,310
TOTAL ASSETS		$570,870	$425,325
EQUITY
Share capital	5	30,964	27,224
Other contributed capital	5	499,452	257,774
Reserves		18,807	39,360
Accumulated losses		(38,953)	(24,658)
Total equity attributable to shareholders of the Parent		$510,270	$299,700
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5, 6	1,998	63,965
Deferred tax liabilities		29,372	33,193
Total non-current liabilities		31,370	97,158
Current liabilities
Interest-bearing loans and borrowings	5, 6	2,124	2,146
Accounts payable		9,852	6,658
Current tax liabilities		224	506
Other current liabilities		17,030	19,157
Total current liabilities		29,230	28,467
Total liabilities		$60,600	$125,625
TOTAL EQUITY AND LIABILITIES		$570,870	$425,325

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE
MONTHS ENDED MARCH 31, 2021 AND MARCH 31, 2020 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated loss	Total equity
As of December 31, 2020		$27,224	$257,774	$39,360	$(24,658)	$299,700
Net loss for the period					(14,295)	(14,295)
Other comprehensive income for the period		-	-	(20,553)	-	(20,553)
Total comprehensive loss for the period		-	-	(20,553)	(14,295)	(34,848)
Transactions with shareholders in their role as owners
Shareholders' contributions		-	-	-	-	-
New share issue, net	5	3,740	241,678	-	-	245,418
As of March 31, 2021		$30,964	$499,452	$18,807	$(38,953)	$510,270

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated loss	Total equity
As of December 31, 2019		$22,124	$199,121	$2,599	$(17,878)	$205,966
Net loss for the period					(11,118)	(11,118)
Other comprehensive income for the period		-	-	(15,290)	-	(15,290)
Total comprehensive loss for the period		-	-	(15,290)	(11,118)	(26,408)
Transactions with shareholders in their role as owners
Shareholders' contributions		-	-	-	-	-
New share issue, net		66	644	-	-	710
As of March 31, 2020		$22,190	$199,765	$(12,691)	$(28,996)	$180,268

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Amounts in thousands of US Dollars	Note	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Operating activities
Loss before tax		$(17,018)	$(13,531)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		3,663	2,863
Net finance expense		3,211	8,911
Changes in working capital:
(Increase) in inventories		(1,402)	(440)
Decrease in accounts receivable		14,068	7,821
(Increase) in other current receivables		(2,185)	(845)
Increase in trade payables		3,723	618
(Decrease)/Increase in other current liabilities		(730)	76
Interest paid		(1,976)	(1,397)
Tax paid		33	(4,140)
Cash flow used in operating activities		$1,387	$(64)
Investing activities
Purchase of property, plant and equipment		(948)	(658)
Decrease/(Increase) in other non-current financial assets		-	23
Cash flow used in investing activities		$(948)	$(635)
Financing activities
Proceeds from issue of share capital	5	264,706	710
Share issue costs	5	(19,288)	-
Proceeds from interest-bearing loans and borrowings		2,400	8,000
Repayment of interest-bearing loans and borrowings	6	(65,627)	-
Payment of principal portion of lease liability		(534)	(275)
Cash flow from financing activities		$181,657	$8,435
Net cash flow during the period		182,096	7,736
Cash at bank and in hand at the beginning of the period		8,655	6,162
Net foreign exchange difference		667	501
Cash at bank and in hand at the end of the period		$191,418	$14,399

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	General information

On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (the “Company). The Company has ten wholly owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with thereof related activities. The Company is located at Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States – see Note 5. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 19, 2021.

2.	Basis of preparation and summary of significant accounting policies

2.1.	Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020.

2.2.	New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2021. Specifically with respect to Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). None of these amendments have an impact on the interim condensed consolidated financial statements of the Company.

3.	Significant accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020.

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, elements of our business. COVID-19 has primarily disrupted the customer end of the supply chain, with our customers’ labs operating at reduced capacity for extended portions of 2020. COVID-19 adversely impacted our growth rate for 2020, in particular as customers have had issues accessing their labs. The Company continues to assess its business performance and growth against business plan for changes in expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets on a monthly basis and continually monitors customer collection trends that may impact the expected credit losses model for trade receivables. At March 31, 2021, the Company concluded there is no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.	Segment and revenue information

4.1. Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early stage development of the Company. Profit or loss is measured consistently with net profit or net loss in the Interim Condensed Consolidated Financial Statements. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Service. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Company’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

4.2. Revenue and Gross Profit

The following tables presents the Company’s key financial information by segment:

For the three months ended March 31, 2021	Kit	Service	Total segments	Corporate / Unallocated	Consolidated
Revenue
Revenue from external customers	$2,841	$9,558	$12,399	$1,229	$13,628
Total segment revenue	2,841	9,558	12,399	1,229	13,628
Cost of goods sold	(585)	(3,942)	(4,527)	(469)	(4,996)
Gross profit	2,256	5,616	7,872	760	8,632
Total Segment profit	$2,256	$5,616	$7,872	$760	$8,632
Selling expenses					(5,704)
Administrative expenses					(12,411)
Research and development expenses					(4,219)
Other operating loss					(105)
Operating loss					(13,807)
Financial income					780
Financial expenses					(3,991)
Loss before tax					(17,018)
Income tax					2,723
Net loss for the period (Attributable to shareholders of the Parent)					$(14,295)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020	Kit	Service	Total segments	Corporate / Unallocated	Consolidated
Revenue
Revenue from external customers	$1,503	$5,987	$7,490	$508	$7,998
Total segment revenue	1,503	5,987	7,490	508	7,998
Cost of goods sold	(949)	(2,427)	(3,376)	(173)	(3,549)
Gross profit	554	3,560	4,114	335	4,449
Total Segment profit	$554	$3,560	$4,114	$335	$4,449
Selling expenses					(2,710)
Administrative expenses					(3,872)
Research and development expenses					(2,587)
Other operating income					100
Operating loss					(4,620)
Financial income					772
Financial expenses					(9,683)
Loss before tax					(13,531)
Income tax					2,413
Net loss for the period (Attributable to shareholders of the Parent)					$(11,118)

4.3. Disaggregation of revenue from contracts with customers

The Company derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:

For the three months ended March 31, 2021	Kit	Service	Corporate / Unallocated	Total
Sweden	$326	$532	$867	$1,725
Americas	1,852	5,359	122	7,333
EMEA (excluding Sweden)	452	3,130	205	3,787
China	160	-	8	168
Japan	37	509	16	562
Rest of world	14	28	11	53
	$2,841	$9,558	$1,229	$13,628

For the three months ended March 31, 2020	Kit	Service	Corporate / Unallocated	Total
Sweden	$605	$633	$166	$1,404
Americas	303	2,544	182	3,029
EMEA (excluding Sweden)	405	1,724	117	2,246
China	99	-	5	104
Japan	53	839	26	918
Rest of world	38	247	12	297
	$1,503	$5,987	$508	$7,998

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.4. Seasonality of operations

The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and budgeting cycles customers, especially government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year rather than in the first six months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.

5.	Share capital

(a)	Reorganization of share structure

On March 16, 2021, the Company’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares have been reorganized into one class of common shares as follows:

▪	The common shares series A have been re-designated as 56,221,500 common shares;

▪	The common shares series B have been re-designated as 250,000 common shares;

▪	The preferred share series A have been re-designated as one common share; and

▪	The preferred shares series B1 have been re-designated as 200,755,561 common shares.

Furthermore, on March 16, 2021, the Company’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.

(b)	Initial public offering

On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the Offering were $245.4 million, after deducting the underwriting discounts.

The net proceeds, together with existing cash at bank, were used to repay current outstanding credit facilities – see Note 6.

(c)	Incentive award plan

On March 16, 2021, our shareholders approved and made effective our 2021 Incentive Award Plan (“2021 Plan”) at the Annual General Meeting. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. Under the 2021 Plan, 1,085,900 shares are initially available for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock unit awards and performance based restricted stock unit awards; provided, however, that no more than 1,085,900 shares may be issued upon the exercise of incentive stock options. The shares will be issued when the program vests over the four-year plan period.

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the 2021 Plan, of which 589,428 options were granted to certain of our executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. Such options shall vest over four years, subject to the terms and conditions of the 2021 Plan. The material terms of the 2021 Plan have been summarized within the prospectus dated March 24, 2021 and filed on Form 424(b)(4).

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During the second quarter of 2021 we will fully implement and roll out the 2021 Plan to the entire Company. A total of 465,225 restricted stock units have been approved at the Annual General Meeting on March 16, 2021 to be awarded to all employees currently employed by Olink. The restricted stock units will vest during a four-year period; new shares will be issued when the restricted stock units vest.

6.	Repayment of loan facility

On March 30, 2021, the Company repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the offering. The Company does not have outstanding loan balances at March 31, 2021.

7.	Fair values

As of March 31, 2021 and December 31, 2020, respectively, the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

As noted in the Company’s consolidated financial statements as of December 31, 2020, the carrying value of fixed rate loan facilities approximated fair value.

8.	Related-party transactions

The Company entered into the following related party transaction in the period:

Management Service Agreements

On March 29, 2021, the Company terminated the Summa management service agreement and concurrently paid the success fee of approximately $2.25 million in connection with the initial public offering.

9.	Earnings per share

Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Net loss for the period	$(14,295)	$(11,118)
Less accumulated preferred dividend yield	(4,245)	(3,431)
Total	(18,540)	(14,549)
Weighted average number of shares (thousands)	38,926	19,140
Basic and diluted loss per share	$(0.48)	$(0.76)

As of March 31, 2021, 1,085,900 common shares will be available for future issuance under our 2021 Incentive Award Plan, of which options to purchase 620,675 common shares have been granted during the period. These can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Further, as of March 31, 2020, the Company did not hold any potential dilutive shares nor any antidilutive shares; therefore, there are no differences between the basic and diluted earnings (loss) per share for both periods presented.

The weighted average number of shares reflect the impact of the Company’s reverse share split as discussed in Note 5 for both periods presented. The accumulated preferred dividend yield established under the Company’s Management Shareholder Agreement ceased, in accordance with this agreement, without any requirement for such accumulated preferred dividend yield to be paid out as a result of the share reorganization that took place on March 16, 2021 in anticipation of the initial public offering. The $4.2 million for March 31, 2021 represents the preferred dividend yield calculated through the March 16, 2021 share reorganization as discussed in Note 5. There is no annual cash dividend declared or payable.

10.	Subsequent events

Subsequent to the quarter end at March 31, 2021, we have entered into two new lease agreements. One lease agreement for our new headquarters in Uppsala, Sweden and the second lease agreement for our new site in Boston. The combined annual lease payments for these two leases are expected in the region of $3.5 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

Amounts in thousands of U.S. Dollars, unless otherwise stated	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Revenue	$13,628	$7,998
Cost of goods sold	(4,996)	(3,549)
Gross profit	8,632	4,449

Selling expenses	(5,704)	(2,710)
Administrative expenses	(12,411)	(3,872)
Research and development expenses	(4,219)	(2,587)
Other operating (loss)/income	(105)	100
Operating (loss)/profit	(13,807)	(4,620)

Financial income	780	772
Financial expenses	(3,991)	(9,683)
Loss before tax	(17,018)	(13,531)
Income tax	2,723	2,413
Net loss for the period (Attributable to shareholders of the Parent)	$(14,295)	$(11,118)

Revenue

Revenue for Q1 2021 was $13.6 million compared to $8.0 million for Q1 2020. The increase of $5.6 million, or 70%, was driven primarily by Explore analysis services, with the Service segment growing 60%. The Kit segment was our fastest growing segment, growing 89% year over year on a reported basis. The Explore platform accounted for 51% of Q1 2021 revenues.

Gross Profit/Gross Profit Percentage

Gross profit for Q1 2021 was $8.6 million compared to $4.4 million for Q1 2020. The increase of $4.2 million, or 94%, was due to year over year revenue growth coupled with an improvement in gross profit percentage from 56% to 63%.

The increase in gross profit percentage of 7% was due to an improvement in production efficiency and lower inventory variances.

Operating Expenses

Total operating expenses for Q1 2021 were $22.4 million compared to $9.1 million for Q1 2020. The increase of $13.3 million, or 146%, was largely due to costs associated with the initial public offering, included within administrative expenses, which increased by $8.5 million, along with increases of $3.0 million and $1.6 million in selling expenses and research and development expenses, respectively.

Segment Information

Kit Revenues

Kit revenues represented 21% of our revenues for Q1 2021 compared to 19% for Q1 2020 and grew 89% year over year primarily as a result of the March 2020 launch of our Explore kits.

We generated an adjusted gross profit percentage of 83% on Kit revenues for Q1 2021 compared to 44% for Q1 2020. The increase in adjusted gross profit percentage is primarily related to the scrapping of materials and inventory adjustments that were incurred during Q1 2020. Further, we typically see an improving Kit margin during the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Adjusted gross profit percentage is a measure not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations.”

Service Revenues

Service revenues represented 70% of our revenues for Q1 2021 compared to 75% for Q1 2020 and grew 60% year over year primarily as a result of a strong momentum in demand for the Explore service offering that was launched in June 2020.

We generated an adjusted gross profit percentage of 64% on Service revenues for Q1 2021 compared to 66% for Q1 2020. The decrease in adjusted gross profit percentage is primarily related to lower production levels and reduced operational efficiency associated with the new product offerings and an increase in personnel costs as we have increased our lab capacity.

Adjusted gross profit percentage is a measure not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations.”

Non-IFRS Reconciliations

We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA

We use the non-IFRS measure of Adjusted EBITDA, which we define as profit for the year before accounting for finance income, finance costs, tax, management adjustments, depreciation, and amortization of acquisition intangibles. Management adjustments generally consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Amounts in thousands of U.S. Dollars	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Operating (loss)/profit	(13,807)	(4,620)
Add:
Amortization	2,720	2,317
Depreciation	943	546
EBITDA	(10,144)	(1,757)
Management Adjustments	6,422	348
Adjusted EBITDA	$(3,722)	$(1,409)

Management adjustments for Q1 2021 amounted to $6.4 million of costs associated with the initial public offering. Management adjustments for Q1 2020 amounted to $0.4 million in total, of which $0.1 million were costs associated with the Olink acquisition, in which Knilo HoldCo AB acquired Olink Holdings through its wholly owned subsidiary Knilo BidCo AB, and $0.3 million were the recognition of purchase accounting adjustments related to inventory step up. The costs associated with the Olink Acquisition are attributable specifically to third-party administrative expenses, which include legal, banking, and accounting fees.

Adjusted Gross Profit, including Adjusted Gross Profit Percentage

We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as the inventory fair value step up associated with the purchase accounting process that is recorded within cost of goods sold, which may or may not be recurring in nature.

We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding our core profit margin on sales. These are primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

Amounts in thousands of U.S. Dollars, unless otherwise stated	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Revenue	$13,628	$7,998
Cost of goods sold	(4,996)	(3,549)
Gross profit	8,632	4,449
Gross profit %	63.3%	55.6%
Less:
Inventory fair value step up	-	253
Depreciation charges	579	273
Adjusted Gross Profit	$9,211	$4,975
Adjusted Gross Profit %	67.6%	62.2%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Adjusted gross profit percentage for Q1 2021 was 67.6% compared to an adjusted gross profit percentage of 62.2% for Q1 2020. Adjusted gross profit for Q1 2021 and Q1 2020 consists of $0 and $0.3 million, respectively, related to inventory step up and $0.6 million and $0.3 million, respectively, related to depreciation charges.